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                                       FORM 8-A
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

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                 FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR (g) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

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                             TODHUNTER INTERNATIONAL, INC.
                (Exact name of registrant as specified in its charter)


      DELAWARE                                   59-1284057
(State of incorporation or                    (I.R.S. Employer
    organization)                            Identification No.)

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   222 LAKEVIEW AVENUE, SUITE 1500
      WEST PALM BEACH, FLORIDA                               33401
(Address of principal executive offices)                   (Zip Code)

          SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                                Name of each Exchange
              Title of each class                on which each class
              to be so registered                is to be registered
              -------------------                -------------------

    COMMON STOCK, $.01 PAR VALUE PER SHARE       AMERICAN STOCK EXCHANGE

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If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. /x/
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If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. / /

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Securities Act registration statement file number to which this form
relates:      N/A
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          SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                        Title of each class
                        To be so registered
                        -------------------

                             None.

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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

AUTHORIZED CAPITAL STOCK

    Todhunter International, Inc., a Delaware corporation (the "Company"), is authorized to issue up to 10,000,000 shares of common stock, par value $.01 per share (the "Common Stock"), and 2,500,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). As of the date of this Registration Statement, there were 4,949,714 shares of Common Stock issued and outstanding, and no shares of Preferred Stock outstanding. The following description is qualified in its entirety by reference to the Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and the Amended and Restated Bylaws of the Company (the "Bylaws"), copies of which are filed as exhibits to the Registration Statement that is being filed with the American Stock Exchange. Pursuant to the rules of the Securities and Exchange Commission (the "Commission"), copies of these documents are not included as exhibits to the Registration Statement being filed with the Commission.

COMMON STOCK

    Holders of shares of the Common Stock are not entitled to any preemptive rights. The Common Stock is neither redeemable nor convertible into any other securities. Upon the liquidation, dissolution or winding up of the Company, holders of shares of the Common Stock are entitled to share ratably in the net assets of the Company, after payment in full of all liabilities of the Company and such amounts, if any, as may be due to holders of any Preferred Stock then outstanding. All outstanding shares of Common Stock are fully paid and nonassessable. Holders of shares of the Common Stock have no fixed dividend rights but are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. Any declaration of dividends by the Board of Directors is dependent on several factors, including earnings, capital requirements and financial condition of the Company.

    Each holder of Common Stock is entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election of directors. Stockholders do not have cumulative voting rights. As a result, a person or entity controlling the vote of a majority of the outstanding shares of Common Stock can elect all directors of the Company standing for election.

    At present, the Common Stock is quoted on the Nasdaq National Market. The Company has submitted an application for listing on the American Stock Exchange.

PREFERRED STOCK

    The Board of Directors has the authority, without further action of the stockholders of the Company, to issue up to an aggregate of 2,500,000 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, voting rights,


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terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or the designation of such series. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no plans to issue any Preferred Stock in the foreseeable future.

    Shares of the Preferred Stock, when issued and outstanding, may have a claim on the net earnings of the Company for the payment of such Preferred Stock dividends as are called for by the terms under which such shares are issued, prior to the right of the holders of the Common Stock to receive any dividends. Likewise, in the event of the dissolution or liquidation of the Company, shares of the Preferred Stock may be entitled to such preference in any distribution of the net assets of the Company, prior to any distribution to holders of shares of the Common Stock, as may be provided for by the terms under which such shares of the Preferred Stock are issued.

1992 EMPLOYEE STOCK OPTION PLAN

    On August 11, 1992, the Company adopted the 1992 Employee Stock Option
Plan, as amended to the date hereof (the "Plan"). The Plan authorizes the grant of options to key employees, (including officers and directors), consultants and independent contractors of the Company or any subsidiary corporation. Options granted under the Plan may be either incentive or non-qualified stock options. Incentive stock options are intended to be qualified as such under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). A total of 1,400,000 shares of Common Stock have been reserved for issuance under the Plan. As of the date of this Registration Statement, options to purchase 292,000 shares of Common Stock are outstanding under the Plan. The Plan shall expire on August 11, 2002, except as to any outstanding options on such date. The Plan may be amended or terminated at any time, except that certain amendments as set forth in the Plan may require the approval or ratification of shareholders within 12 months after approval of the amendment by the Board of Directors.

    The Plan provides that for incentive stock options, the exercise price of such option shall not be less than the greater of (i) the fair market value per share of Common Stock on the date of such grant, or (ii) for grants of options prior to October 1, 1995, the public offering price (the "Public Offering Price") of the Common Stock related to the Company's initial public offering completed in October 1992, except that in the case of a grant to an employee owning more than 10% of the total combined voting power of all classes of stock of the Company or any of its subsidiaries (a "10% Owner"), the exercise price shall be 110% of the fair market value per share of the Common Stock as of the date of grant. For non-qualified stock options, the exercise price per shall not be less than the greater of (i) 85% of the fair market value per share of Common Stock on the date of grant, or (ii) for grants of options prior to October 1, 1995, the Public Offering Price. The Plan provides for proportional adjustment of the number of shares of Common Stock subject to an option and the exercise price of such shares in the event of a stock dividend, stock split, recapitalization, reorganization, consolidation, merger or other similar transaction.


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    Options granted under the Plan shall be either fully exercisable on the date of grant or shall become exercisable thereafter in such installments as the Board of Directors or a committee thereof may specify. The Plan permits an option to provide for accelerated vesting; however, for incentive stock options, such vesting shall comply with the requirements set forth in the Code. Options shall expire on the date and pursuant to the terms and conditions provided in the option agreement; provided, however, that such expiration date shall not be more than (i) 10 years from the date of grant for incentive stock options, (ii) five years from the date of grant, for grants of incentive stock options to 10% Owners, and (iii) 10 years and one day from the date of grant, for non-qualified options.

LIMITATION OF LIABILITY OF DIRECTORS AND INDEMNIFICATION

    As permitted by the Delaware General Corporation Law (the "DGCL"), the Certificate of Incorporation provides that no director shall be liable to the Company or its stockholders for monetary damages for breach of the director's fiduciary duty as a director, except in certain limited circumstances. The Certificate of Incorporation also requires the indemnification of directors and executive officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE COMPANY'S CERTIFICATE OF
INCORPORATION

    PREFERRED STOCK. The Board of Directors may issue the Preferred Stock and the remaining authorized but unissued shares of the Common Stock without stockholder approval. The Preferred Stock may be issued with voting and conversion rights which could adversely affect the voting power of holders of the Common Stock. In addition, the authorized but unissued shares of Common Stock and Preferred Stock may be utilized for a variety of corporate purposes, including future offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock may enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise, and thereby would protect the continuity of the Company's management. There are presently no agreements or understandings with respect to the issuance of Preferred Stock, and the Board of Directors has no present intention to issue any shares of Preferred Stock.

    CLASSIFICATION OF THE BOARD OF DIRECTORS AND REMOVAL OF DIRECTORS. The Certificate of Incorporation provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. The Certificate of Incorporation also provides that a director may be removed only by the affirmative vote of at least two-thirds of the voting power of all shares having the right to vote for the election of directors, or the affirmative vote of both 51% of such voting power and a majority of directors who were members of the Board of Directors prior to any person becoming


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an interested stockholder under Section 203 of the DGCL, as described below
("disinterested directors"), and that the number of directorships may be increased only by the Board of Directors.

    These provisions, when coupled with the provision of the Certificate of Incorporation authorizing only the Board of Directors to fill vacant directorships, will preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with new nominees. The classified board provisions will also serve to delay or hinder an unwelcome attempt to obtain control of the Company, as a classified board requires at least two annual shareholder meetings in order to effect a change in control of the Board of Directors. Amendment of the provisions of the Certificate of Incorporation relating to the classified board requires the affirmative vote of the holders of at least two-thirds of the voting power of all shares then having the right to vote, or the affirmative vote of both 51% of the voting power of all shares having the right to vote for the election of directors and a majority of disinterested directors.

    SPECIAL MEETINGS OF STOCKHOLDERS. The Certificate of Incorporation provides that special meetings of the stockholders of the Company may be called only by the President, a majority of the members of the Board of Directors (without regard to vacancies), or the holders of at least 25% of the voting stock of the Company.

    ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. The Certificate of Incorporation and the Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual or special meeting of stockholders, must provide timely notice thereof in writing.

    To be timely, a stockholder's notice regarding a proposal to be brought at the stockholder meeting must be received by the Secretary of the Company as of the date set forth in the Company's proxy statement relating to the annual meeting for the preceding year; provided, however, that if no such date is stated, then such date shall be 120 days in advance of the date (with respect to the forthcoming annual meeting) that the proxy statement was released to stockholders in connection with the previous year's annual meeting of stockholders; and provided further, that if no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 calendar days from the date contemplated at the time of the previous year's proxy statement, a proposal must be received by the Company no later than the close of business on the 10th day following the date on which such notice of the date of the meeting was mailed or made public, whichever first occurs.

    For a notice of stockholder nominations of director candidates to be timely, the notice must be received by the Secretary of the Company not less than 120 nor more than 180 days prior to any meeting of stockholders called for the election of directors; provided, however, that if no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty (30) calendar days from the date contemplated at the time of the previous year's proxy statement, a proposal must be received by the Company no later than the close of business on the


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10th day following the date on which such notice of the date of the meeting was mailed or made public, whichever first occurs.

    The Certificate of Incorporation also specifies certain requirements on the form and content of such notices. These provisions may preclude stockholders from bringing matters before the stockholders at an annual or special meeting or from making nominations for directors at an annual or special meeting.

BUSINESS COMBINATIONS WITH INTERESTED STOCKHOLDERS

    As a Delaware corporation, the Company is subject to Section 203 of the DGCL which generally prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for a period of three years following the time such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by certain employee stock plans); or (iii) at or subsequent to the time when such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The provisions of Section 203 requiring a supermajority vote to approve certain corporate transactions could enable a minority of the Company's stockholders to exercise veto power over such transactions and thereby discourage, delay or hinder the ability of a stockholder to effect a merger, tender offer or other transaction which may be in the best interests of, and desired by, the holders of a majority of the issued and outstanding voting stock of the Company.

TRANSFER AGENT

    Continental Stock Transfer & Trust Company, New York, New York, will act as transfer agent and registrar for the Company's Common Stock.


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ITEM 2.  EXHIBITS.

    The securities being registered hereby are to be registered on an exchange on which no other securities of the Company are registered. Therefore, pursuant to Instruction II to Item 2, all exhibits required by this Item shall be filed with each copy of this Registration Statement filed with such exchange, and such exhibits are not filed with, or incorporated by reference in, this Registration Statement.


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                                      SIGNATURE

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  TODHUNTER INTERNATIONAL, INC.


                                  By:  /s/ A. Kenneth Pincourt, Jr.
                                     --------------------------------
                                       A. Kenneth Pincourt, Jr.
                                       Chief Executive Officer

Date:  September 25, 1997


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